Filed by Euronav NV This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 Subject Company: Euronav NV (Commission File No. 001-36810) Date: December 15, 2022
PRESS RELEASE
15 December 2022 – 12:30 p.m. CET

Euronav reaffirms commitment to combination

ANTWERP, Belgium, 15 December 2022 - Euronav NV (“EURN” or “Euronav”) (NYSE: EURN & Euronext: EURN) acknowledges the receipt from CMB NV (“CMB”) of a letter to our Supervisory Board asking it to terminate the Combination Agreement with Frontline Ltd. (“Frontline”), following the publication of a 13D filing in relation to the recent increase of its holdings in Euronav. The fact that this development could take place, has always been planned for in the proposed combination.

The exchange offer, which is expected to be launched in the first quarter of 2023, aims at combining the two companies so that they can act as one group where Frontline will be the parent and Euronav a majority-controlled subsidiary. This exchange offer is independent from any merger.

This new Frontline will:

•	Become a leading global independent tanker operator with scale benefits;

•	Bring together complementary platforms to optimize operations in a competitive environment;

•	Combine best in class leadership from two highly experienced management teams;

•	Drive leadership in sustainable shipping, aspiring to the highest ESG standards in the industry; and

•	Become a “must-have” stock in the crude tanker market.

In order to successfully complete the exchange offer, Frontline will need to accumulate a minimum of 50% +1 share of the current outstanding capital. Once Frontline takes control of Euronav, the two companies will be acting as one group.

Under Belgian law, whilst a minority shareholding of more than 25% could potentially be used to seek to block a full merger, it cannot block an operational combination between two companies.

The majority of Euronav’s shareholders are supporting the combination as evidenced by the strong market response as well as the massive amount of votes against the appointment of three (3) non-independent directors proposed by CMB at the Euronav AGM last May.

Euronav shareholders participating in the exchange will receive Frontline shares, at a fair exchange ratio of 1.45x Frontline share for each Euronav share, and will maximise their benefit from the combination, including the full advantages of the increased scale, operational synergies, and best-in-class leadership platform.

PRESS RELEASE
15 December 2022 – 12:30 p.m. CET

Euronav shareholders not participating in the exchange offer should be aware that, despite Euronav continuing to comply with all rules applicable to Belgian listed companies, they may face challenges associated with reduced liquidity and investor demand, associated with Euronav’s controlled status and limited float.

We look forward to developing the combination further early in the new year and wish all our stakeholders a pleasant holiday period.

Frontline intends to formally launch the tender offer, in which case it will deposit a file for this purpose with the Belgian Financial Services and Markets Authority (FSMA), including a draft prospectus. The Euronav Supervisory Board will then examine the draft prospectus and present its detailed opinion in a response memorandum. If Frontline decides not to proceed with the tender offer, it will report about this in accordance with its legal obligations.

*

**

Contact:

Brian Gallagher – Head of IR Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Announcement of Q4 earnings: 2 February 2023

About Euronav

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessels, 39 VLCCs (with further three under construction), 22 Suezmaxes (with two vessels time chartered in and a further five under construction) and 2 FSO vessels under long term contract.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Exchange Offer

The exchange offer described in this press release has not yet commenced. This announcement is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or any other securities, nor is it a substitute for any offer materials that Frontline or Euronav will file with the SEC. At the time the exchange offer is commenced, a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents,

PRESS RELEASE
15 December 2022 – 12:30 p.m. CET

and a Registration Statement on Form F-4 will be filed with the SEC by Frontline. In addition, a Solicitation/Recommendation Statement on Scheduled 14D-9 will be filed with the SEC by Euronav with respect to the exchange offer. The offer to exchangeall outstanding ordinary shares of Euronav will only be made pursuant to the offer to exchange, the letter of transmittal and related documents filed as part of the Schedule TO and no offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE EXCHANGE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR EURONAV SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the exchange offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Euronav under the “SEC Filings” section of Euronav’s website at https://www.euronav.com/en/investors/company-news-reports/secfilings/ and by Frontline at https://www.frontline.bm/sec-filings/. The information on these websites is not incorporated by reference into this press release. In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Euronav NV	Frontline Ltd.
Mr. Brian Gallagher Head of IR and Communications Email: IR@euronav.com Tel: +44 20 7870 0436	Lars H. Barstad Chief Executive Officer Frontline Management AS Email: lba@frontmgt.no Tel: +47 23 11 40 37

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PRESS RELEASE
15 December 2022 – 12:30 p.m. CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward-looking statements within the meaning of the Reform Act. Forward looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “would”, “will”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, obtaining required shareholder and regulatory approvals, the occurrence of the Merger, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe , the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combines group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries,

PRESS RELEASE
15 December 2022 – 12:30 p.m. CET

potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products, including but not limited as a result of inflation, and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Euronav’s forward-looking statements. These forward-looking statements are and will be based upon our management’s then current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Euronav does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.